As filed with the Securities and Exchange Commission on February___, 2002

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13E-3
Preliminary Rule 13e-3 Transaction Statement
(Pursuant to Section 13(e) of The Securities Exchange Act of 1934)

Metro Global Media, Inc.

(Name of the Issuer)

Metro Global Media, Inc.
(Name of Person(s) Filing Statement)

Common Stock, $.0001 par value
(Title of Class of Securities)

591917109
(CUSIP Number of Class of Securities)

Gregory N. Alves
President
Metro Global Media, Inc.
1060 Park Avenue
Cranston, Rhode Island 02910
(401) 942-7876
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications on Behalf of Person(s) Filing Statement)

with copies to:

David C. Thomas
Raice Paykin & Krieg LLP
185 Madison Avenue
New York, NY 10016
(212) 725-4423

This statement is filed in connection with (check the appropriate box):

a. |X| The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c).

b. |_| The filing of a registration statement under the Securities Act of 1933.

c. |_| A tender offer.

d. |_| None of the above.

Check the following box if the soliciting materials or information statement are preliminary copies: |X|

Check the following box if the filing is a final amendment reporting the results of the transaction: |_|

CALCULATION OF FILING FEE

TRANSACTION VALUATION*	Amount of filing fee**
$6,886	$1.37

* Note: The Transaction Value is calculated based upon $1.00 per share to be paid for an estimated 6,886 pre reverse split shares in lieu of the issuance of the fractional shares expected to be created by the Rule 13e-3 transaction.

** 1/50 of 1% of Transaction Value.

|_| Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.

Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:	N/A	Filing Party:	N/A
Form or Registration No.:	N/A	Date Filed:	N/A

RULE 13E-3 TRANSACTION STATEMENT

INTRODUCTION

This Rule 13e-3 Transaction Statement on Schedule 13E-3 is being filed by Metro Global Media, Inc. ("Metro Global") in connection with a proposed 1-for-40 reverse stock split that, when effected, will result in Metro Global having less than 300 record holders of its outstanding Common Shares. Concurrently with the filing of this Schedule 13E-3, Metro Global is filing a preliminary information statement (the "Information Statement") pursuant to Section 14(c) of the Securities Exchange Act of 1934, as amended, in which Metro Global is providing information to stockholders of Metro Global in connection with the reverse stock split. The information set forth in the Information Statement, including any appendices thereto, is incorporated herein by reference, and the responses to each item in this Schedule 13E-3 are qualified in their entirety by the information contained in the Information Statement and any appendices thereto.

ITEM 1. SUMMARY TERM SHEET

The information set forth in the Information Statement under the caption "Frequently Asked Questions" is incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION

(a) The information set forth in the Information Statement under the caption "About Metro Global" is incorporated herein by reference.

(b)-(d) The information set forth in the Information Statement under the caption "About Metro Global" is incorporated herein by reference.

(e) Not applicable.

(f) Not applicable.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON

(a) The information set forth in the Information Statement under the captions "Introductory Statement," "Directors and executive officers" and "Beneficial ownership of the shares" is incorporated herein by reference.

This Statement is filed by Metro Global, the issuer of the Common Stock subject to the Rule 13e-3 transaction.

(b) Not applicable.

(c) The information set forth in the Information Statement under the captions "Introductory Statement," "Directors and executive officers" and "Beneficial ownership of the shares" is incorporated herein by reference.

ITEM 4. TERMS OF THE TRANSACTION

(a)-(b) The information set forth in the Information Statement under the captions "Frequently Asked Questions" and "Amendment to Metro Global's Certificate of Incorporation" is incorporated herein by reference.

(c) Not applicable.

(d) The information set forth in the Information Statement under the caption "Frequently Asked Questions- Do Metro Global stockholders have dissenters' rights" is incorporated herein by reference.

(e) The information set forth in the Information Statement under the caption "Special Factors- Purpose of the split" is incorporated herein by reference.

(f) Not applicable.

ITEM 5. PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

(a)-(c), (e) The information set forth in the Information Statement under the caption "Certain Relationships and Related Transactions" is incorporated herein by reference.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

(b) Not Applicable.

(c)(1)-(8) The information set forth in the Information Statement under the captions "About Metro Global," "Frequently Asked Questions" and "Special Factors" is incorporated herein by reference.

ITEM 7. PURPOSES, ALTERNATIVES, REASONS AND EFFECTS

(a)-(c)   The information set forth in the Information Statement under the caption "Special Factors" is incorporated herein by reference.

(d)   The information set forth in the Information Statement under the captions " Special Factors" and "Financing of the Reverse Stock Split --Material Federal Income Tax Consequences of the Reverse Stock " is incorporated herein by reference.

ITEM 8. FAIRNESS OF THE TRANSACTION

(a)   The information set forth in the Information Statement under the caption "Special Factors- Fairness of the Reverse Stock Split" is incorporated herein by reference.

ITEM 9. REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS

(a)   The information set forth in the Information Statement under the caption "Special Factors- Purpose of the split and "Fairness of the Reverse Stock Split" is incorporated herein by reference.

(b)   Not applicable.

ITEM 10. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

(a)-(c)   The information set forth in the Information Statement under the caption "Financing of the Reverse Stock Split" is incorporated herein by reference.

(d)   Not applicable. ITEM 11. INTEREST IN THE SUBJECT COMPANY SECURITIES

(a)   The information set forth in the Information Statement under the caption "Beneficial ownership of the shares" is incorporated herein by reference.

(b)   Not applicable.

ITEM 12. THE SOLICITATION OR RECOMMENDATION

(a)-(e)   Not applicable.

ITEM 13. FINANCIAL STATEMENTS

(a)   The information set forth in the Information Statement under the caption "Historical financial and related information" is incorporated herein by reference.

(b)   Not applicable.

ITEM 14. PERSON/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED

(a)   Not applicable.

(b)   The information set forth in the Information Statement under the caption "Financing of the Reverse Stock Split" is incorporated herein by reference.

ITEM 15. OTHER MATERIAL INFORMATION

(b)   The information set forth in the Information Statement is incorporated herein by reference.

ITEM 16. EXHIBITS

(a)(1)   Preliminary Information Statement of Metro Global Media, Inc. filed December 21, 2001 attached hereto as Exhibit (a).

(b)-(d)   Not applicable.

(f)   Not applicable.

(g)   Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

METRO GLOBAL MEDIA, INC.

By: /s/ GREGORY N. ALVES
        Gregory N. Alves
        President

Dated: February 18, 2002

Exhibit (a)

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

SCHEDULE 14C INFORMATION

Information Statement Pursuant to Section 14(c) of the Securities Exchange Act of 1934 (Amendment No.)

Check the appropriate box:

/X/ Preliminary Information Statement

/ / CONFIDENTIAL, FOR USE OF THE COMMISSION ONLY (AS PERMITTED BY RULE 14C-5(D)(2))

/ / Definitive Information Statement

METRO GLOBAL MEDIA, INC.

(Name of Registrant As Specified In Its Charter)

Payment of Filing Fee (Check the appropriate box):

/ / No fee required

/ / Fee computed on table below per Exchange Act Rules 14c-5(g) and 0-11

(1) Title of each class of securities to which transaction applies:

(2) Aggregate number of securities to which transaction applies:

(3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):

(4) Proposed maximum aggregate value of transaction:

(5) Total fee paid:

/ / Fee paid previously with preliminary materials.

/X/ Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

(1) Amount Previously Paid:

$1.37

(2) Form, Schedule or Registration Statement No.:

Schedule 13E-3

(3) Filing Party:

Metro Global Media, Inc.

(4) Date Filed:

February 19, 2002

METRO GLOBAL MEDIA, INC.

1060 Park Avenue

CRANSTON, RHODE ISLAND 02910

(401) 942-7876

_____

NOTICE OF ACTION BY

WRITTEN CONSENT OF STOCKHOLDERS

_____

To the Stockholders:

On December 14, 2001, holders of a majority of the common stock, $.0001par value, of Metro Global Media, Inc. acted by written consent in lieu of a special meeting of stockholders to adopt amendments to Metro Global's Certificate of Incorporation. The amendment will effect a 1 for 40 reverse split of the common stock outstanding. It will not reduce the number of authorized shares of common stock.

The Board of Directors has fixed February 20, 2002 as the record date for determining the holders of Common Stock entitled to notice and receipt of this Information Statement.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE TRANSACTION, PASSED UPON THE MERITS OR FAIRNESS OF THE TRANSACTION OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

METRO GLOBAL IS NOT ASKING YOU FOR A PROXY AND YOU ARE REQUESTED NOT TO SEND METRO GLOBAL A PROXY.

By Order of the Board of Directors:

/s/ Louis T. Turcotte

Louis T. Turcotte
SECRETARY

February 27, 2002

METRO GLOBAL MEDIA, INC.

_____

INFORMATION STATEMENT

_____

INTRODUCTORY STATEMENT

Metro Global Media, Inc. ("Metro Global") is a Delaware corporation with its principal executive offices located at 1060 Park Avenue, Cranston, Rhode Island. Metro Global's telephone number is (401) 942-7876. This Information Statement is being sent to stockholders by the Board of Directors of Metro Global to tell you about action the holders of a majority of Metro Global's common stock have taken by written consent, in lieu of a special meeting of the stockholders. The action was taken on December 14, 2001, and will be effective when we file a certificate of amendment with the State of Delaware, which we expect to do on or about March 27, 2002. It will effect a reverse stock split of the common stock, and will result in Metro Global having less than 300 holders of its Common Stock. After this action Metro Global will no longer be subject to the registration and reporting provisions of the Securities Exchange Act of 1934, as amended. The aggregate value of the transaction is approximately $6,886.

Copies of this Information Statement are being mailed on or before February 27, 2002 to the holders of record on February 20, 2002 of the outstanding shares of Metro Global's Common Stock.

AVAILABLE INFORMATION

Currently, Metro Global is required to file reports, proxy statements and other information with the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended. You can get copies of these reports, proxy statements and other information at the Commission's public reference facilities at Judiciary Plaza, Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549; and Northwest Atrium Center, 500 West Madison Street, Suite 1400, Chicago Illinois 60661. You can also view these filings at the Commission's website at http://www.sec.gov.

SPECIAL NOTE ON FORWARD LOOKING STATEMENTS

Some of the matters in this information statement are forward-looking statements that involve certain risks and uncertainties. All of these risks and uncertainties could cause actual results to materially differ from those in the forward-looking statements. For a description of additional factors affecting Metro Global's business, see Metro Global's periodic reports filed with the Commission.

ABOUT METRO GLOBAL

Metro Global produces and distributes erotic prerecorded videocassettes, magazines, CD-ROMs, DVDs and other products. It was incorporated under the name South Pointe Enterprises, Inc. in Florida in 1987, and became a Delaware corporation in 1996 through a merger with an inactive subsidiary.

Price Range of the shares; dividends

Metro Global's common stock is traded in the over-the-counter market via the pink sheets under the symbol "MGBL". There is a very limited market for Metro Global's common stock and no assurances can be given that a more active trading market will develop. On September 14, 1999, upon Metro Global's issuance of a press release that it did not timely file its 1999 Annual Report on Form 10-KSB, the NASDAQ Stock Market halted the trading of Metro Global's common stock. On December 7, 1999, Metro Global's common stock was delisted from the NASDAQ Small Cap Market.

The following table sets forth the high and low bid prices per share of Metro Global's common stock for each quarter within the last two fiscal years.

	Common Stock	
	High Bid	Low Bid
Fiscal Year Ending May 25, 2002		
First Quarter	$0.10	$0.08
Second Quarter	$0.22	$0.08
Third Quarter (through February 15, 2002)	$0.13	$0.05
Fiscal Year Ended May 26, 2001		
First Quarter	$0.55	$0.44
Second Quarter	$0.50	$0.22
Third Quarter	$0.25	$0.10
Fourth Quarter	$0.11	$0.09
Fiscal Year Ended May 27, 2000		
First Quarter	$3.25	$1.72
Second Quarter	$1.75	$1.53
Third Quarter	$0.93	$0.32
Fourth Quarter	$0.96	$0.41

* Such market quotations reflect the high and low prices for Metro Global's securities as quoted by dealers without retail mark-ups, mark-downs or commissions, and may not necessarily represent actual transactions.

On February 15, 2002, the closing bid of Metro Global's common stock was $0.06.

At December.13, 2001 there were approximately 399 holders of record of Metro Global's common stock.

Metro Global did not pay any cash dividends during its last two fiscal years and the Board of Directors does not expect it will pay any dividends in the foreseeable future. Any decision as to future payment of dividends will depend on the earnings and financial condition of Metro Global and such other factors as the Board of Directors deems relevant.

Although Metro Global expects the shares still outstanding after the reverse split to continue to be traded after the consummation of the reverse split, to the extent that the shares are traded, the prices of shares may fluctuate depending on the trading volume and the balance between buy and sell orders. Metro Global believes that the trading market for the shares that remain outstanding after the reverse split will be very limited. See "Special Factors --Purpose of the split --Effects."

FREQUENTLY ASKED QUESTIONS (SUMMARY TERM SHEET)

Why is Metro Global conducting a reverse stock split?

The major reason for the reverse split is to bring the number of holders of Metro Global's common stock below 300 so that Metro Global will no longer have the expense of filing reports with the SEC. See "Special Factors --Purpose of the split --Reasons."

Does this mean that Metro Global will be a private company after the transaction?

No. Metro Global expects that its common stock will still be traded in the "pink sheets." It intends to make information about its financial condition publicly available through its market makers and through one or more financial manuals. But the shares are likely to be even more thinly traded than they presently are, which means that it may be more difficult for stockholders to sell their shares. See "Purpose of the split --Exchange Act registration."

What will I receive in the reverse stock split?

- Each 40 shares you hold will be changed into 1 share of Common Stock.

- No certificates for fractional shares will be issued. Instead, holders of fractional shares will be paid $1.00 per share of pre-split common stock.

How will the reverse split affect Metro Global and its officers and directors?

- There will be fewer than 300 stockholders of record of Metro Global's common stock and registration of Metro Global's Common Stock under the Exchange Act will be terminated.

- Metro Global will not have to file with the Commission and provide its stockholders with information that it currently provides such as proxy statements, and annual, quarterly and other reports.

- Metro Global's officers and directors and stockholders owning more than 10% of the common shares will no longer have to file reports of their purchases and sales under the "short swing" trading provisions of the Exchange Act; they will no longer be prohibited from making short sales of Metro Global's common stock and they will no longer have to return to Metro Global any profits they might make on a purchase and sale or sale and purchase of common stock within six months.

How is Metro Global going to finance the payment of cash in exchange for fractional shares?

We will need approximately $6,886 to buy all the outstanding shares we want to buy, and approximately $38,000 to pay the expenses of the reverse split. We intend to pay the purchase price and related expenses from our own liquid assets. See " Financing of the Reverse Stock Split,"

What vote was necessary to approve the amendment to the Certificate of Incorporation?

Under Delaware law, the amendment requires the affirmative vote of a majority of the votes cast by all holders of Metro Global Common Stock. As of December 13, 2001, there were a total of 9,380,223 shares of Metro Global common stock outstanding. Each share entitles the holder to one vote.

THE HOLDERS OF 5,778,214 SHARES, OR 61.6% OF THE SHARES ENTITLED TO VOTE, HAVE ACTED BY WRITTEN CONSENT DATED DECEMBER 14, 2001. THEREFORE, THE AMENDMENT HAS RECEIVED SUFFICIENT VOTES TO BE EFFECTED.

Do Metro Global stockholders have dissenters' rights?

No. Delaware law does not provide dissenters' rights as the result of a reverse stock split. Any stockholders who object will nevertheless be bound by the decision of the majority of stockholders to approve the reverse split on the proposed terms. Objecting stockholders will not be entitled to receive payment for their shares at any price different from the one specified in the proposed amendment to the Certificate of Incorporation, and will not have any other legal rights to prevent the transaction from occurring.

AMENDMENT TO METRO GLOBAL'S CERTIFICATE OF INCORPORATION

Metro Global's Board has adopted a resolution, which has been approved by a majority of Metro Global's stockholders by written consent dated December 14, 2001, amending Metro Global's Certificate of Incorporation to:

- Effect a 1-for-40 reverse stock split of Metro Global's Common Stock.

- In lieu of issuing any fractional shares resulting from the reverse stock split, authorize Metro Global to pay to any record holder who would otherwise be entitled to receive a fractional share a cash payment in the amount of $1.00 for each share of Common Stock held by that person immediately prior to the effectiveness of the reverse stock split that is not combined with other shares of Common Stock to constitute a whole share as part of the reverse stock split.

When the reverse stock split is effective, approximately 235 of the 401 beneficial holders will cease to be stockholders of Metro Global, thus permitting Metro Global to deregister its shares of Common Stock under the Exchange Act since it will have fewer than 300 beneficial holders.

The text of the amendment to Metro Global's Certificate of Incorporation effecting the reverse stock split is as follows:

> "The total number of shares which the Corporation shall have the authority to issue shall be TWELVE MILLION (12,000,000) SHARES, of which (i) TEN MILLION (10,000,00) SHARES of Common Stock at ONE TENTH MIL ($0.0001) par value per share, and (ii) and TWO MILLION (2,000,000) SHARES OF PREFERRED STOCK at ONE TENTH MIL ($0.0001) par value per share. Effective upon the filing of this amendment, each share of Common Stock then issued and outstanding, including any shares owned by the Corporation, shall automatically become 0.025 fully paid and nonassessable shares of Common Stock, ONE TENTH MIL

($0.0001) par value per share, without any further action on the part of the holders thereof or this Corporation, which shares shall be included in the TEN MILLION (10,000,00) SHARES of Common Stock herein authorized. No fractional shares shall be issued and any stockholder of record who would otherwise be entitled to a fractional interest shall be paid by the Corporation $1.00 per share of common stock held immediately prior to the effectiveness of this amendment."

The Board intends to file the above amendment on or after the twenty-first day following the first mailing of this Information Statement to stockholders.

The reverse split will not result in Metro Global's purchasing any material numbers of shares from any of its officers, directors or affiliates, and the percentages of ownership of officers, directors and affiliates will not change in any material way from the ownership shown under "Beneficial ownership of the shares."

SPECIAL FACTORS

Operating history; payment of dividends and redemption of common shares uncertain

Metro Global has never paid dividends on the shares. We cannot give any assurance that Metro Global will become profitable enough to assure payment of dividends on the shares that remain outstanding, even if dividends were to be declared. In addition, there are no restrictions on the ability of Metro Global to incur debt. Any debt incurred by Metro Global would be senior to the rights conferred on the holders of the shares, whether to receive dividends or otherwise. Current or future debt of Metro Global or its subsidiaries may make payment of dividends on, or redemption of, the shares less probable. Metro Global has no present intention to pay dividends on the shares.

Purpose of the split

Purposes

The primary purpose of the transaction is to reduce Metro Global's ongoing costs of both furnishing information to stockholders and complying with the requirements of the Securities Exchange Act of 1934, as amended.

Alternatives

Metro Global could have selected other means of reducing the number of stockholders below 300. It could have made a tender offer for shares held by stockholders with fewer than some fixed number of shares, or asked the stockholders to approve a merger transaction in which holders of odd lots would have had their shares converted automatically into a right to receive a cash payment. If it had chosen a tender offer, it might still have been left with some holders of small numbers of shares for whom the mailing and communication costs would be disproportionate and brokerage fees for them to sell would have made sales unrealistic.

A merger transaction would have had essentially the same effective as the reverse split. That is, the agreement of merger could have provided that each outstanding share of common stock of Metro Global would be changed into a smaller number of shares in the merger and fractional shares would be converted into a right to receive a cash payment instead of the fractional shares. The main difference between the reverse split Metrao Global is carrying out and the merger transaction is that in the case of a merger stockholders who objected to the merger would be entitled to appraisal rights under Delaware law. This would have required Metro Global to incur added costs if one or more stockholders exercised their rights to appraisal. In order to exercise appraisal rights, the objecting stockholders would have to strictly comply with procedures set out in the Delaware corporation law, including:

- delivering a written demand for appraisal before a vote is taken on the merger; and

- filing a petition demanding appraisal with the Delaware Court of Chancery within 120 days after the effective date of the merger.

As a result,

- most holders of a small number of shares would not find it worth their while to carry through with the appraisal procedure, and

- most or all of the money paid out as a result of the appraisal proceeding would have gone to larger shareholders who could have sold their shares in the market, instead of to small holders who could not sell their shares economically because of the brokerage commissions they would have to pay.

The Board of Directors decided that a reverse split was preferable because it would result in money's going to the small holders who could not afford to sell their shares in the market, instead of to large stockholders who, if they objected to the transaction, could sell their shares in the market on an economic basis.

Reasons

Metro Global incurs significant costs in being a public company. Metro Global estimates that it spends approximately $385,000 annually to:

- prepare and file with the Commission periodic reports under the Securities Exchange Act of 1934, as amended (the "Exchange Act"),

- prepare, file and mail to stockholders a proxy statement in connection with the annual stockholders meeting, and

- complete the annual audit of Metro Global's financial statements.

All of these expenses could be eliminated if Metro Global were no longer subject to the reporting requirements of the Exchange Act. Metro Global also incurs disproportionately large expenses in mailing annual reports and other information to stockholders having only a small number of shares. In view of recent market prices of the common stock these costs are disproportionately high for stockholders having only a small number of shares.

The Board has decided that this is the appropriate time to eliminate the ongoing costs of SEC reporting. In the two years since Metro Global left NASDAQ both the price of its common stock and the trading volume have declined substantially. We have now had plenty of time to observe the market for Metro Global's shares in the pink sheets.

The trading market for the shares is extremely limited. During the last three calendar years and through the current quarter to February 4, 2002, the average daily trading volume has been as follows:

Year ended December 31, 1999	89,253
Year ended December 31, 2000	18,465
Year ended December 31, 2001	7,790
Quarter ended:	
March 31, 2002 (through February 4, 2002)	6,905

On September 14, 1999, upon Metro Global's issuance of a press release that it did not timely file its 1999 Annual Report on Form 10-KSB, the NASDAQ Stock Market halted the trading of Metro Global's common stock. On December 7, 1999, Metro Global's common stock was delisted from the NASDAQ Small Cap Market. As a result, the holders of the shares do not have what is considered one of the main advantages of owning shares in a public company; a liquid market for their shares. The delisting is one of the major reasons for the Board's determination to terminate Metro Global's reporting obligations under the Exchange Act. Management believes that continuing operations as a non-reporting company is currently its best option available for the reasons delineated above.

The recent bid prices for the shares reflect the impact of recent trends, fundamental as well as technical, on their fair value. The Board of Directors believes that the low stock price is caused by the general lack of interest in micro cap securities and particularly in microcap securities that are not traded on an exchange, on NASDAQ or on the electronic Bulletin Board, (see "Special Factors -- Operating history; payment of dividends and redemption of common shares uncertain "). Metro Global's operating losses have been declining slightly over the last three years (ignoring the substantial loss on sale of securities and write-down of investment in securities in the fiscal year ended May 27, 2001), but this favorable trend has not been enough to offset the effect of losing its NASDAQ listing.

The Board does not see any likelihood that Metro Global will be able to get back to a NASDAQ listing in the foreseeable future, or that with only pink sheet quotations the price or volume will recover enough to allow us to raise capital in the public market on favorable terms. It believes the best strategy for Metro Global at the present time is to concentrate on improving earnings. It expects that eliminating the added costs of Exchange Act reporting will contribute to meeting that goal.

Effects

Exchange Act registration

The shares are currently registered under the Exchange Act. Registration of the shares under the Exchange Act may be terminated upon application of Metro Global to the Commission if the shares are held by 300 or fewer holders of record. If the Exchange Act registration for the shares is terminated as a result of the reverse split, the amount of information publicly available to the remaining stockholders of Metro Global would be significantly reduced, and this could adversely affect the trading market and market value for the remaining shares. Trading in the shares has been very limited. See "Special Factors --Purpose of the split." The extent of the public market for the shares after completing the reverse split will depend on the number of holders that remain at that time, the interest in maintaining a market in the shares on the part of securities firms, and other factors. Generally, securities firms are likely to give less attention to companies that do not file reports with the Commission. As a result, the market price for shares remaining outstanding after the reverse split may be lower than it would otherwise be. The reduced flow of information may also cause the trading prices of the shares that remain outstanding to be more volatile. The combination of lower trading volume and a more volatile price is likely to make it difficult for Metro Global to raise funds in the public markets.

Conduct of business as a non-reporting company

Metro Global will, as a non-reporting company, face a far different environment from the one in which it currently operates. As discussed above, it expects to save an estimated $385,000 by eliminating the costs of complying with the Exchange Act (see above). But the end of SEC reporting will likely also lead to

- greater difficulty in obtaining financing resulting from the loss of the greater confidence typically instilled by virtue of being a public company,

- decreased visibility leading to greater obstacles in terms of advertising and promotion of its goods and services due to the absence of name recognition and

- possible disinclination on the part of some customers to do business with a private company about which no information would be publicly available.

Notwithstanding the unfavorable effects, however, Metro Global believes that it is far outweighed by the cost savings it expects from leaving the reporting system.

Regulations of the SEC call a transaction that will result in a company's leaving their reporting system a "going private" transaction. This does not mean that Metro Global will be leaving the public markets entirely. Companies that do not file reports with the SEC may nevertheless continue to be traded in the "pink sheets" so long as they continue to make financial information available to market makers in their stock, and Metro Global intends to do this. It also intends to provide financial information to at least one service such as Standard & Poor's or Moody's, so that its shares may continue to trade in those states which recognize the "standard manual exemption" for trading under the state blue sky laws.

Effects on the stockholders

Stockholders who are required to accept a cash payment in the reverse split will receive a direct benefit of a premium of approximately 900% over the $0.11 closing price of Metro Global's shares on December 3, 2001. These stockholders would otherwise most likely find that they are unable to sell their shares at a profit at all after paying brokerage commissions. The premium 900% is only for the number of shares not divisible by 40 and each stockholder will receive no more than $0 to $39

Stockholders have access to Metro Global's public filings on the Commission's Web site at http://www.sec.gov/edgar/searchedgar/formpick.htm.

Fairness of the Reverse Stock Split

The Board has determined that the reverse split proposal is the most expeditious and economical way of changing the Company's status from that of a reporting company to that of a more closely held, non-reporting company. In addition to the matters discussed above, the Board considered the opportunity presented by the reverse split for stockholders owning fewer than 40 shares of record to liquidate their holdings without incurring brokerage costs, particularly given the relatively illiquid market for shares of the Company's Common Stock. The Company has not sought, and has not received, any proposals from any unaffiliated persons in the last two years for the merger or consolidation of the Company, or for the sale or other transfer of all or any substantial portion of the Company's assets, or for securities of the Company that would enable the holder thereof to exercise control of the Company.

Basis of determining price

The price stockholders will receive for their shares was determined arbitrarily with the intention of giving holders of small numbers of shares a substantial premium over recent market prices. The maximum amount to be paid to any individual holder is $39 for those holding 39 shares. Smaller amounts are payable to those holding fewer shares. The Board also considered the likelihood of any substantial increase in the market price given the limited trading market for those shares, and decided that any substantial increase is unlikely. The amount to be paid for fractional shares is more than twice the approximately $.41 per-share book value of the common stock. The Board of Directors did not try to make any estimate of the liquidation value of the common stock, but believes that liquidation value would be well under book value. The board also did not try to assign any separate "going concern" value to Metro Global's common stock as the board had no reason to think that the current market prices do not reflect that value.

No report, opinion or appraisal

Neither Metro Global nor its Board of Directors received any report, opinion or appraisal relating to the fairness of the consideration to be paid to the holders of the shares that will be eliminated in the reverse split or the fairness of such transaction to Metro Global. A majority of the directors who are not employees of Metro Global have not retained an unaffiliated representative to act solely on behalf of unaffiliated stockholders for the purposes of negotiating the terms of the transaction.

The Board considered the reverse split at a meeting held on December 14, 2001, at which all directors were present. At the meeting, the Board determined that it would be in the best interests of Metro Global to exit from the SEC's reporting system and considered the possible alternative methods for doing so. The Board considered alternatives to the proposed reverse stock split, including an issuer tender offer and a cash-out merger. The Board considered an issuer tender offer as a means of going "private" but rejected that alternative because there could be no assurance that it would reduce the number of Metro Global's stockholders to less than 300. The Board also separately considered a cash-out merger as a means of bringing the number of shareholders below 300, but favored the reverse stock split. A cash-out merger would have given dissenting shareholders a right to seek appraisal of their shares, but in view of the low market value of the Common Stock and the substantial premium being paid to stockholders who would otherwise receive fractional shares, the Board did not regard this as a significant benefit to stockholders compared to the expense that would be incurred by both stockholders and the Corporation in an appraisal proceeding. Metro Global anticipates that the reverse stock split will result in approximately 6,886 pre-split shares (less than 1% of total outstanding pre-split shares) being cashed out for an aggregate amount of $6,886. It is estimated that the average number of pre-split shares being cashed out per stockholder will be approximately 20.74 shares at a total value of $20.74.

General fairness of transaction

The Board believes that the reverse split is fair even though

- there was no negotiation of the terms of the transaction

- the board did not seek a report covering the fairness of the transaction by an unaffiliated representative acting solely on behalf of the stockholders; and

- the transaction is not structured so that approval of at least a majority of unaffiliated stockholders is required.

The Board decided that the cost of obtaining a fairness opinion or appraisal from an independent committee or retaining an unaffiliated representative to negotiate the terms of the transaction on behalf of the stockholders would be prohibitively high given the small number of shares that will be cashed out in the reverse split. The total expected payment to be made for fractional shares cashed out is $6,886. In light of the small size of this payment, Metro Global's Board did not seek a fairness opinion in conjunction with the reverse stock split. A fairness opinion would have cost several times the value of the transaction. The Board also decided that requiring approval of the transaction by a majority of unaffiliated stockholders would be administratively burdensome, especially since stockholders with small holdings would not likely make an effort to vote their shares. The Board believes that the added cost of soliciting such stockholders would be prohibitively high.

Substantive and procedural fairness of transaction

The Board of Directors believes in its business judgment that the reverse split is substantively fair to all unaffiliated stockholders holding 40 or more shares of common stock, because these stockholders will keep an ownership interest in Metro Global and they will receive a cash redemption for fractional shares for an amount well above the fair market value. On the other hand, those stockholders may think the reverse split is substantively unfair because there will be limited public information regarding Metro Global available to the stockholders and there will be limited liquidity in their remaining shares of common stock. Also, because the fractional shares will be redeemed after the reverse split, remaining stockholders will not be able to sell their fractional shares to a third party, and this will put a cap on the value of the fractional shares once the reverse split has become effective.

The Board of Directors believes that in its business judgment the reverse split is substantively fair to all stockholders holding fewer than 40 shares of Common Stock, because

- these stockholders will receive a cash redemption for fractional shares at well above fair market value without paying brokerage commissions;

- the cash out feature of the reverse split will protect those stockholders from further decreases in the stock price.

Conversely, holders of fewer than 40 shares may think the reverse split is substantively unfair because

- they will have to give up their ownership interest in Metro Global even if they want to keep an ownership interest in the company

- these stockholders will not be able to sell their fractional shares to a third party; the value of the fractional shares will be effectively capped once the reverse split has become effective.

The Board believes that the reverse split is procedurally fair to all unaffiliated stockholders, because

- the reverse split is being effected in accordance with all requirements under Delaware law; and

- before the reverse split becomes effective all stockholders of the Metro Global will have a chance to buy or sell enough shares so that holders who would otherwise be cashed out will not be, and holders who want to be cashed out of a few of their shares can be.

None of the directors is expected to adjust his holdings so as to be cashed out.

Because of the wide variety of factors the Board considered in determining the substantive and procedural fairness of the reverse split, taken as a whole, the Board did not find it practicable to assign relative weights to factors it considered in the siding that the transaction is fair and in the best interests of the unaffiliated stockholders. If any factor assisted the Board in its determination on the fairness of the transaction, the Board did not assign a relative weight to that factor and did not make a determination as to why a particular factor should be assigned any weight.

The proposed reverse stock split was unanimously approved by the Board, including Mr. Casale, who is not employed by Metro Global.

Metro Global and its Board and executive officers have not made any provision for granting unaffiliated holders of Metro Global Common Stock access to Metro Global's records or to obtain counsel at the expense of Metro Global and its Board and executive officers.

Conduct of Metro Global's Business After the Reverse Stock Split

After the reverse split, Metro Global intends to terminate the registration of its shares of Common Stock under the Exchange Act. Metro Global will then no longer have to comply with the proxy and information statement rules under the Exchange Act. Its officers and directors and stockholders owning more than 10% of the common shares will no longer have to file reports of their purchases and sales under the "short swing" trading provisions of the Exchange Act; they will no longer be prohibited from making short sales of Metro Global's common stock and they will no longer have to return to Metro Global any profits they might make on a purchase and sale or sale and purchase of common stock within six months. Metro Global will no longer have to file annual, quarterly and other reports with the SEC under the Exchange Act. This change will save money for Metro Global.

After the reverse split, the number of authorized shares of Common Stock will remain unchanged, and approximately 234,333 shares will be outstanding. The terms of the shares of common stock before and after the reverse stock split will remain the same.

Exchange of Certificates and Payment for Fractional Shares

When the reverse stock split is effected, Metro Global or its transfer agent will provide holders of record on the effective date of the reverse stock split with transmittal forms and instructions for exchanging their stock certificates for a new certificate or certificates representing the appropriate number of new shares of Metro Global Common Stock and cash in lieu of fractional shares. On the effective date of the reverse stock split, each certificate representing an outstanding share of Metro Global common stock will be deemed for all corporate purposes, and without further action by any person, to evidence ownership of the reduced whole number of new shares of Metro Global Common Stock if applicable, and the right to receive cash of any fractional share interest. Each stockholder of record who holds fewer than 40 shares of Common Stock immediately before the reverse stock split will only have the right to receive cash in lieu of the fractional share to which he would otherwise be entitled. Each stockholder who holds more than 40 shares, but whose number of shares is not evenly divisible by 40 will have the right to receive one new share for each 40 shares he holds and the right to receive cash in lieu of the fractional share to which he would otherwise be entitled. Metro Global or its transfer agent will send to each of these people, in lieu of such fractional share, a cash payment equal to $1.00 per share for each share of Common Stock that person held immediately prior to the reverse stock split.

If certificates for shares of common stock have been lost or destroyed, Metro Global may, in its discretion, accept a properly executed affidavit and indemnity agreement of loss or destruction, in a form satisfactory to Metro Global, in lieu of the lost or destroyed certificate. Additional instructions regarding lost or destroyed stock certificates will be included with the transmittal form and instructions sent to stockholders of record after the reverse stock split is effected.

Metro Global will send the transmittal form and instructions to stockholders of record promptly after the effective date of the reverse stock split. Do not send in your stock certificate until you receive the transmittal form and instructions.

Stockholders will not have to pay any brokerage commissions in connection with the exchange of certificates or the payment of cash in lieu of issuing fractional shares.

Metro Global intends to cancel the certificates evidencing fractional shares that have been changed into the right to receive a cash payment as a result of the reverse split. If only some of the shares evidenced by a certificate are changed into the right to receive cash, the stockholder will receive a new certificate for the appropriate number of whole shares.

Financing of the Reverse Stock Split

The Board estimates that the total cost to Metro Global for payment of the fractional share interests resulting from the reverse stock split will be $6,886 and that transaction fees and expenses will be as follows.

Independent Auditors	$ 4,000
SEC Counsel	$25,000
Printing and Mailing	$ 6,000
Transfer Agent	$ 2,000
Other Expenses	$ 1,000
	$38,000

These expenses will be paid from Metro Global's operating revenues.

Material Federal Income Tax Consequences of the Reverse Stock Split

The following is a summary of the material federal income tax consequences of the reverse stock split to holders of common stock. This summary is based on the Internal Revenue Code of 1986, as amended (the "Code"), regulations, rulings and judicial decisions currently in effect, all of which are subject to change. The summary does not address all aspects of federal income taxation that may apply to a stockholder because of his particular circumstances, and it does not discuss any special rules that may be applicable to some types of investors (for example, estates, trusts, individuals who are not citizens or residents of the United States, foreign corporations, insurance companies, regulated investment companies, tax-exempt organizations and dealers in securities). The discussion assumes throughout that stockholders have held the shares of Metro Global common stock subject to the reverse stock split as capital assets at all relevant times. The summary does not cover the applicability and effect of any state, local or foreign tax laws on the reverse stock split, and investors should accordingly consult their own tax advisors for information about the state, local and foreign tax consequences of the transaction.

THE FOLLOWING DISCUSSION SUMMARIZING CERTAIN FEDERAL TAX CONSEQUENCES IS BASED ON CURRENT LAW AND IS INCLUDED FOR GENERAL INFORMATION ONLY. STOCKHOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE FEDERAL, STATE, LOCAL AND FOREIGN TAX EFFECTS OF THE REVERSE STOCK SPLIT IN LIGHT OF THEIR INDIVIDUAL CIRCUMSTANCES.

Stockholders who receive cash in lieu of fractional shares of common stock will be treated as receiving cash as payment in exchange for their fractional shares of new common stock, and they will recognize capital gain or loss in an amount equal to the difference between the amount of cash received and the adjusted basis of the fractional shares surrendered for cash.

Stockholders who receive common stock in exchange for their existing shares as a result of the reverse split will not recognize gain or loss. Their adjusted tax basis of their new common stock will be the same as their adjusted tax basis in their existing common stock. The holding period of new common stock received as a result of the reverse split will keep their holding period for their existing common stock. Metro Global will not recognize any gain or loss as a result of the reverse split.

Tax consequences to Metro Global of paying the approximately $7,000 it will have to pay to holders of fractional shares will be immaterial to Metro Global and its affiliates. There will not be any other material tax consequences to Metro Global from the transaction.

DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth all of the current directors and executive officers of Metro Global, their ages and the offices they hold with Metro Global as of December 13, 2001 and their business addresses. Executive officers and employees serve at the discretion of the Board of Directors. All directors hold office until the next annual meeting of stockholders of Metro Global and until their successors have been duly elected and qualified.

Name	Age	Position	Business Address and Telephone
Gregory N. Alves	34	President and Director	1060 Park Avenue Cranston, Rhode Island 02910 (401) 942-7876
Alan S. Casale	52	Director	One Worthington Road Cranston, Rhode Island 02920 (401) 943-4600
Louis T. Turcotte	53	Chief Financial Officer, Treasurer, Secretary and Director	1060 Park Avenue Cranston, Rhode Island 02910 (401) 942-7876

Gregory N. Alves is currently the President of Metro Global. Mr. Alves joined Metro Global in March 1998 as Vice-President and General Manager of West Coast operations. From 1996 until joining Metro Global, Mr. Alves served as general manager of Elegant Angel, a competitor of Metro. Prior to this, Mr. Alves owned VG Video, located in San Diego. Mr. Alves has extensive experience in the production, promotion and marketing aspects of the industry. Mr. Alves possesses an ownership interest in a production company employed by Metro Global, which received payments of approximately $120,000 and $110,000 from Metro Global during fiscal 2001 and 2000, respectively. Mr. Alves received his Bachelor's degree in Business Administration from National University. Mr. Alves was appointed to the Board of Directors in September 1999.

Alan S. Casale has been a principal in the accounting firm of Casale, Caliri, and Jeroma since its inception in 1996. Prior to 1996, Mr. Casale was a principal in the accounting firm of Cardello, Riccitelli & Casale, which he joined in 1987. Cardello, Riccitelli & Casale were the auditors of record of Metro Global from December 1992 to February 1993, and audited the financial statements of the Company for the years ended May 31, 1992, and May 31, 1991. Mr. Casale, who specializes in taxation, valuation and litigation services, has over 25 years of experience in both the private and public sectors. Mr. Casale, a certified public accountant, received both his Bachelor of Science and Master of Taxation degrees from Bryant College. Mr. Casale is a member of both the American Institute and Rhode Island Society of Certified Public Accountants. Mr. Casale was appointed a Director of Metro Global in 1995.

Louis T. Turcotte was elected Chief Financial Officer, Treasurer and Secretary of Metro Global and appointed to its Board of Directors in December 2000. From September 1998 until December 2000, Mr. Turcotte was the Chief Financial Officer and Treasurer of Capital Video Corporation which operates a chain of retail stores and is wholly-owned by Kenneth Guarino, a principal shareholder of Metro Global. Mr. Turcotte has over 30 years experience in both the public and private sectors and has held various financial executive positions. Mr. Turcotte has been a certified public accountant since 1972 and is a member of the American Institute and Rhode Island Society of Certified Public Accountants. Mr. Turcotte received his undergraduate degree from Boston College and a Masters Degree in Accounting from Northeastern University,

In addition to the directors and executive officers listed above, Dennis Nichols is expected to make a significant contribution to the business of the Company and its subsidiaries. Dennis Nichols, 52, has served as President and sole Director of Metro, Inc., a subsidiary, since its inception in 1990. From March 1992 to November 1994, Mr. Nichols served as President, Treasurer, Secretary and Director of Capital Video Corporation, which operates a chain of retail video stores in the northeastern United States and is wholly owned by Kenneth Guarino who is also the principal shareholder of the Company.

No director or executive officer serves pursuant to any arrangement or understanding between him and any other person(s), other than arrangements or understandings with directors and officers acting solely in their capacity as such. There are no family relationships among directors and executive officers of the Company.

During the last five years, to the best knowledge of Metro Global, none of the persons listed above, and none of Metro Global's affiliates, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws. Each of the persons listed is a citizen of the U.S.

BENEFICIAL OWNERSHIP OF THE SHARES

The following table shows information about Metro Global's common stock beneficially owned as of December 13, 2001 by

- each person who is known by Metro Global to own beneficially more than 5% of Metro Global's common stock

- each of Metro Global's directors, and its principal executive officers, and

- all executive officers and directors as a group.

Name and Address	No. of Shares of Common Stock Beneficially Owned		Percentage of Beneficial Ownership (1)
Named Executive Officers and Directors			
Louis T. Turcotte 113 Lucy Lane Somerset, MA 02726	-0-		*
Alan S. Casale 1140 Reservoir Avenue Cranston, RI 02920	1,220	(2)	*
Gregory N. Alves 5150 Avenida Hacienda Tarzana, CA 91356	838,180	(3)	8.94
All executive officers and directors as a group (5 people)	839,400		8.95
5% Beneficial Owners Briana Investment Group, LP c/o Helen Adderley, Esquire Corner House 20 Parliament Street Hamilton HM DX, Bermuda	1,745,318		18.61
Kenneth F. Guarino 50 Fort Avenue Cranston, RI 02905	2,219,401	(4)	23.66
Metro Plus 1060 Park Avenue Cranston, RI 02910	186,758		2.00

   *Beneficial ownership represents less than 1% of the Company's outstanding Common Stock.

(1)   Beneficial ownership is determined in accordance with rules of the Securities and Exchange Commission, and includes generally voting power and/or investment power with respect to securities. Shares of Common Stock which may be acquired upon exercise or conversion of warrants or Preferred Stock which are currently exercisable or exercisable within 60 days of December 10, 2001 are deemed outstanding for computing the beneficial ownership percentage of the person holding such securities but are not deemed outstanding for computing the beneficial ownership percentage of any other person. Except as indicated by footnote, to the knowledge of Metro Global, the persons named in the table above have the sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by them.

(2)   Includes 600 unexercised stock options.

(3)   Includes 835,780 shares held by Mr. Alves' mother, with respect to which he disclaims beneficial ownership.

(4)   Includes 1,345,318 shares held by Briana Investment Group, LP, a trust established for the benefit of Mr. Guarino's spouse and children, -- Mr. Vernon Douglas, 8 Cherry Dale, Knapton Hill, Smith's Parish FL08, Bermuda, holds sole investment and voting power with respect to these shares -- and 186,758 shares held by Metro Plus, a company partially owned by Kenneth Guarino.

So far as Metro Global is aware, there have been no transactions in its common stock by any of the people identified or described in the table above the during the past 60 days.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Capital Video Corporation, which is wholly owned by Kenneth Guarino, the principal shareholder of the Company, operates 41 retail locations either directly or through management contracts with related parties. The locations, which are primarily located in the Northeast, accounted for $10,036,916 (40%) and $11,494,896 (41%) of the Company's revenues for the fiscal years ended May 26, 2001 and May 27, 2000, respectively. The accounts receivable balances of CVC and related parties accounted for $3,545,765 (56%) of the Company's total accounts receivable at May 26, 2001 as compared to $2,440,548 (45%) at May 27, 2000. Payment of CVC's accounts receivable is secured by CVC's inventory, which security interest is evidenced by that certain security agreement dated September 1993. The aging of the accounts receivable from CVC and related parties is as follows:

	Total	Current	30-60 days	60-90 days	Over 90 days
May 26, 2001	$ 3,545,765	$ 1,158,617	$ 827,729	$ 806,316	$ 753,103
May 27, 2000	$ 2,440,548	$ 1,009,961	$ 991,775	$ 438,812	$ 0

While in the past, the Company did not allow CVC's receivables to age beyond 90 days, the Company's management has determined that temporarily granting CVC, its principal customer, extended payment terms is reasonable and in the best interests of the Company because of the volume of business CVC has historically provided to the Company, and the value of the inventory securing the payment of the accounts receivable. At January 9, 2002, accounts receivable from CVC and related parties totaled $3,472,000.

Prior to December, 1999 CVC owned and operated five Airborne for Men franchis es. During fiscal 2000, the Company recorded $105,777 in royalty income from CVC pursuant to a franchise agreement for the operation of the five Airborne for Men stores. CVC owns the initial Amazing Superstore opened in May 1999 in Providence, Rhode Island. Effective December 31, 1999, the Airborne for Men franchise agreements were terminated as CVC converted the Airborne for Men stores into Amazing SuperStores.

Effective May 1, 1993, the Company entered into a lease with Castle Properties, L.L.C., an entity principally owned by Mr. Guarino's spouse, for an approximately 64,000 square foot office, warehouse and shipping complex located in Cranston, Rhode Island. This facility houses the Company's executive, administrative, editorial and operational offices, the data center, customer service, distribution and fulfillment facilities. The lease is for a term of ten years with two five-year renewal options, and provides for a fixed annual rent of $245,200 for the first five years, triple net. The annual rent for lease years six through ten and the rent for the renewal terms, if the lease is extended, shall be increased based on the consumer price index. In fiscal 1998, the Company was granted a rent reduction of $81,733, which is being amortized over the re maining term of the lease. Approximately 7,500 square feet of the facility is sublet to CVC under an oral, month-to-month lease agreement for $4,000 per month.

The Company pays property taxes, in lieu of rent, on office space located at 1060 Park Avenue, Cranston, Rhode Island. This property is being leased by CVC from Centurion Financial Group, L.L.C., a company principally owned by a trust, the principal beneficiaries of which are Mr. Guarino's children. For the years ended May 26, 2001 and May 27, 2000, the Company incurred approximately $5,553 and $13,493 of expense, respectively.

On March 23, 1998, the Company entered into two 12% convertible debentures totaling $500,000 with Cal Vista Video, LTD, a trust established for the benefit of Mr. Guarino's spouse and children. Both notes were due on March 23, 1999, in either cash or Common Stock, at a conversion rate of $2.25 per share. Proceeds from the debentures were used for working capital. In March 1999, the debentures' due dates, including accrued interest of $60,000 (which was added to the notes principal), were extended until March 23, 2000. On December 31, 1999, one of the debentures, including the accrued interest due under such debenture, was converted into 847,778 restricted shares of the Co mpany's Common Stock. The second debenture and accrued interest was assumed by CVC and the accounts receivable due from CVC was reduced accordingly.

On July 1, 1998, the Company entered into a 12% convertible debenture totaling $200,000 with Cal Vista Video, LTD. The note was due on July 1, 1999, in either cash or Common Stock, at a conversion rate of $2.25 per share. The Company recorded $60,248 of interest expense relating to the embedded beneficial conversion feature. Proceeds from the debenture we re used for working capital. On July 1, 1999, the debenture's due date was extended until July 1, 2001. In conjunction with the extension, warrants were granted to purchase 50,000 shares of the Company's Common Stock for $2.58 per share. The Company recorded interest expense of $52,000 in connection with the issuance of the warrants. On December 31, 1999, the debenture and accrued interest were assumed by CVC and the accounts receivable due from CVC was reduced accordingly.

On August 1, 1998, the Company entered into notes payable totaling $1,000,000 with Briana Investment Group, LP, a trust established for the benefit of Mr. Guarino's spouse and children. The notes, which bear interest at 8%, were due August 1, 1999. Proceeds from the notes were used in the acquisition of Fanzine. In October 1998, the notes were reduced by $600,000 for the exercise of warrants. On August 1, 1999, the notes' due dates were extended for one year. In consideration of the extension, the interest rate increased from 8% to 10% and warrants were issued to purchase up to 115,000 shares of Common Stock at a price of $2.58, exercisable for a term of five years. The Company recognized interest expense of $100,050 in connection with the issuance of the warrants. On December 31, 1999, one of the notes and accrued interest of $281,250 was converted into 781,250 shares of the Company's Common Stock. On December 31, 1999, the other note and accrued interest totaling $183,250 was assumed by CVC and the accounts receivable due from CVC was reduced accordingly.

On March 19, 1999, the Company entered into a one-year consulting agreement effective April 1, 1999 with Kenneth Guarino, pursuant to which the Company paid Mr. Guarino a fee of $10,000 per month. In addition, the Company granted Mr. Guarino options to purchase up to 100,000 shares of Common Stock at a price of $2.00 per share, exercisable for a period of 5 years. On that date, the Company's Common Stock was trading at $2.06 per share. During the year ended May 27, 2000, the Company recorded consulting expense of $106,667 in connection with the issuance of the warrants and reimbursed Mr. Guarino for approximately $82,000 of expenses incurred in connection with his activities for the Company. The consulting agreement was terminated in October 1999. On February 12, 2001 the options were canceled. On May 14, 2001, $60,000 in consulting fees owed to Mr. Guarino under the terms of the agreement were assumed by CVC and the accounts receivable due from CVC was reduced accordingly.

Dennis Nichols, President of Metro, Inc. received 100,000 shares of the Company's Common Stock, valued at $43,000, during the year ended May 27, 2000.

On May 14, 2001, CVC agreed to assume $321,599 in back rents and property taxes due to Castle Properties, L.L.C. through May 2001. In addition, CVC agreed to assume rents and property taxes due for the period June through September 2001 totaling $95,168. The accounts receivable due from CVC was reduced accordingly.

Greg Alves, a director and President of the Company, possesses an ownership interest in a production company that is employed by the Company and its subsidiaries. The production company received payments of $120,000 from the Company during fiscal 2001 and $110,000 during fiscal 2000.

Effective June 2000, the Company outsourced its human resource, benefit administration and payroll processing functions to CVC. The Company was charged a total of $57,915 by CVC for services provided during the year.

During the second and third quarters of fiscal 2001, the Company received advances from Centurion Financial Group, LLC, a Company principally owned by a trust with Mr. Guarino's children as the principal beneficiaries, totaling $565,000. The Company converted the advances into one-year notes payable with interest at 12% per annum. Proceeds from the notes were used for working capital. The notes, including interest of $25,325, were paid on May 20, 2001.

On September 17, 2001, the Company issued 750,000 restricted shares of its Common Stock in payment of $100,000 in consulting services provided during the year ended May 26, 2001. The services, which related to mail order, marketing and general business consulting, were provided by the mother of Greg Alves, President of Metro Global.

Conflicts of Interest

Of necessity, whenever officers, directors and others acting on behalf of the Company, supply services or goods to the Company for compensation there is some inherent conflict of interest. Additional conflicts may arise in the future

- when company officers, directors or significant shareholders are involved in the management of any other company with which the Company transacts business -- for example, Kenneth Guarino, the principal shareholder of the Company, is the sole owner of the Company's largest customer, CVC.

- when opportunities that the company might take advantage of come to the attention of these people.

- with respect to the amount of time and effort devoted to various outside businesses and opportunities.

Many of the company's officers and directors are actively involved in, or in the future may be involved in outside businesses from which they derive income. Their business activities may include management of business ventures, the purchase and sale of real estate or the pursuit of other opportunities. We expect that these people will continue their separate business activities in addition to their activities at the Company.

Stockholders are specifically cautioned that conflicts will occur as a routine matter in Metro Global's operation. However, we expect that Metro Global's action will be determined whenever possible by a disinterested majority of the Board of Directors.

It is the Company's policy that all transactions in which an officer, director or 5% shareholder has a direct or indirect interest be on terms no less favorable to the Company than the Company would grant to or obtain from an independent third party in an arms-length transaction. Because a majority of the Board of Directors is not affiliated with CVC, all transactions between the Company and CVC have been, and all future transactions will be, approved and/or ratified by a disinterested majority of the Board of Directors.

HISTORICAL FINANCIAL AND RELATED INFORMATION

The following financial and related information is incorporated by reference into this information statement.

- The audited financial statements set forth on pages F-2 through F-25 of Metro Global's Form 10-KSB for the fiscal year ended May 26, 2001

- The unaudited financial statements in Metro Global' Forms 10-Q for the fiscal quarters ended November 24, 2001

Copies of those documents are being delivered with this information statement.